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                                                                   EXHIBIT 99.13

                              [TRIZEC CANADA LOGO]

                                      PROXY

            FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                             TO BE HELD JUNE 1, 2004

      The undersigned shareholder of Trizec Canada Inc. (the "Corporation") hereby appoints Peter Munk, Chairman of the Board, President and Chief Executive Officer, or failing him, Robert B. Wickham, Senior Vice President, Chief Financial Officer and Corporate Secretary, or failing him, Colin J. Chapin, Senior Vice President, Taxation, or instead of any of the foregoing,

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as the nominee for the undersigned to attend and act on behalf of the undersigned AT THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD ON THE 1ST DAY OF JUNE, 2004 and at any postponement or adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such postponement or adjournment thereof and, without limiting the generality of the power hereby conferred, the nominees named above are specifically directed to vote all shares of the Corporation registered in the name of the undersigned as indicated.

1. CONFIRM AUTHORITY OF THE BOARD OF DIRECTORS OF THE CORPORATION TO FIX THE NUMBER OF DIRECTORS

                 [ ] FOR                             [ ] AGAINST

2. ELECTION OF   [ ] FOR all nominees listed below   [ ] WITHHOLD FROM VOTING
   DIRECTORS         (except as marked to the            (for all nominees
                     contrary below)                     listed below)

   (INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL  NOMINEE,
                 STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW)

                 Howard L. Beck, C. William D. Birchall, Dr. Alan R. Hudson, Donald L. Lenz, Peter Munk, Robert B. Wickham

3. APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP as the auditors of the Corporation and authorize the directors to fix their remuneration:

                 [ ] FOR                             [ ] WITHHOLD FROM VOTING

4. CONFIRM BY-LAW NO. 1 OF THE CORPORATION

                 [ ] FOR                             [ ] AGAINST

   THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON THEIR BEHALF AT THE ANNUAL AND SPECIAL MEETING OTHER THAN THE NOMINEES DESIGNATED AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF THEIR NOMINEE IN THE BLANK SPACE PROVIDED ABOVE FOR THAT PURPOSE.

DATED the ____ day of ______, 2004.

_________________________________
     Signature of Shareholder

NOTES:

(1) This proxy form must be signed and dated by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed.

(2) IN THE EVENT THAT NO SPECIFICATION HAS BEEN MADE WITH RESPECT TO THE VOTING ON THE RESOLUTIONS REFERRED TO ABOVE, THE PROXY NOMINEES ARE INSTRUCTED TO VOTE THE SHARES REPRESENTED BY THIS PROXY FOR ITEMS NOS. 1, 2, 3 AND 4.

(3) This proxy confers discretionary authority upon the management nominees with respect to amendments or variations to matters identified in the Notice of Meeting and other matters not so identified that may properly come before the meeting or any postponement or adjournment thereof. Management knows of no such other matters.

(4) To be effective, proxies must be received by mail or delivery addressed to CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile to CIBC Mellon Trust Company at (416) 368-2502, in each case prior to 5:00 p.m. (Toronto time) on May 27, 2004 or be presented at the meeting prior to being voted at the meeting, or any postponement or adjournment thereof.